EXHIBIT 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO	June 9, 2023

Eldorado Gold Announces Election of Directors and Voting Results from Annual Meeting of Shareholders

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce that all director nominees, as listed in the Management Proxy Circular dated April 24, 2023, were elected as directors of Eldorado at the Company’s Annual Meeting of Shareholders (the “Meeting”) held on June 8, 2023.

Election of Directors

Directors	Votes For	Votes Against	Outcome
George Burns	92,934,842 Shares 89.14%	11,327,810 Shares 10.86%	Elected
Carissa Browning	93,911,597 Shares 90.07%	10,351,054 Shares 9.93%	Elected
Teresa Conway	92,697,562 Shares 88.91%	11,565,089 Shares 11.09%	Elected
Catharine Farrow	91,814,908 Shares 88.06%	12,447,743 Shares 11.94%	Elected
Pamela Gibson	92,700,942 Shares 88.91%	11,561,710 Shares 11.09%	Elected
Judith Mosely	92,902,699 Shares 89.10%	11,359,952 Shares 10.90%	Elected
Steven Reid	92,889,576 Shares 89.09%	11,373,076 Shares 10.91%	Elected
Stephen Walker	94,021,045 Shares 90.18%	10,241,606 Shares 9.82%	Elected
John Webster	92,917,682 Shares 89.12%	11,344,970 Shares 10.88%	Elected

At the Meeting, shareholders of the Company also approved:

•	The appointment of independent auditors;
•	Authorizing the board of directors to set the auditor’s pay; and
•	The advisory resolution on executive compensation.

Voting results on each resolution are detailed below and can also be found in the Company’s final Report on Voting Results as filed on SEDAR (www.sedar.com). All resolutions were conducted by ballot.

Appointment of Independent Auditors

Votes For	Votes Withheld	Outcome
122,763,471 Shares 99.48%	644,431 Shares 0.52%	Carried

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Authorizing the Board of Directors to Set the Auditor’s Pay

Votes For	Votes Against	Outcome
122,536,093 Shares 99.29%	871,803 Shares 0.71%	Carried

Non-Binding Advisory Vote on Executive Compensation

Votes For	Votes Against	Outcome
102,681,696 Shares 98.48%	1,580,956 Shares 1.52%	Carried

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations

647.271.2827 or 1.888.353.8166

lynette.gould@eldoradogold.com

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